

DIVISION OF CORPORATION FINANCE
MAIL STOP 7010

November 16, 2006

via U.S. mail

Mr. Daniel T. McCoy
President and Chief Executive Officer
Keegan Resources Inc.
1204 – 700 West Pender Street
Vancouver, British Columbia V6C 1G8

      Re: Keegan Resources Inc.
              Registration Statement on Form 20-F
              Filed October 17, 2006
              File No. 0-52265

Dear Mr. McCoy:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F

General

1.   Please note that the Form 20-F registration statement will become automatically effective 60 days from the date of the first filing with Edgar. See Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared all comments.

2.   Where comments on one section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

3.   Update your disclosure throughout your filing to the most recent practicable date
        with each amendment. For example, it is unclear why you state that you are
        listing names of management and directors as of a date more than 40 days prior to
        the filing date. Similarly, at page 28 you provide working capital as of June 30,
        but in discussing your plans at page 17, you refer to March 31 information. Also
        update the exchange rate information on page 8. See Item 3.A.3 of Form 20-F.

4.   Eliminate ambiguities, such as the reference to ensuring "compliance with …
        compliance" (page 5); dilution resulting from "Public distributions of capital"
        (page 9); and "As a 'foreign private Keegan', Keegan" (page 12). The disclosure
        in the chart at page 17 under "United States vs. Foreign Sales/ Assets" also
        requires further explanation.

5.   Similarly, ensure that the text is not incomprehensible for the reader that may lack
        technical expertise. Refer to the following disclosure at page 24, for example:
        "The Velvet Property is a volcanic-hosted epithermal gold system within ash flow
        tuff intruded by rare basalt plugs."

Risk Factors, page 9

6.   You include a number of risk factors that could suggest that your operations
        are more substantial than is actually the case.

        •   Rather than including several risk factors related to aspects of the mining
            industry that will not apply to you unless and until you have substantive
            mining operations, we suggest that you include in one new risk factor a
            concise discussion that makes clear that you have no revenues from operations
            and no ongoing mining operations of any kind, but listing and briefly
            discussing those risks that would apply if you ever commenced actual mining
            operations.

        •   Also, please emphasize in the caption and text of this new risk factor that the
            chances of you ever reaching development stage are remote.

        •   As appropriate, eliminate the extraneous risk factors that the new risk factor
            will replace.

7.   Throughout this section, rather than stating that there is or can be no assurance of
        or no guarantee of a particular outcome, state the extent of each risk plainly and
        directly. Also, delete any language that mitigates the risk you identify, including
        much of the second paragraph under "U.S. Investors May Not Be Able to
        Enforce."

8.   Include a new risk factor addressing your auditor's opinion that there is
        substantial doubt about the Company's ability to continue as a going concern.

9.   We note the disclosure at pages 51 to 55. Please include a new risk factor to disclose any material tax risks, if appropriate.

The Amount of Capital Necessary to Meet All Environmental Regulations…, page 10

10.   Please provide a more detailed discussion in this section or provide a cross-reference to other disclosure that addresses the rules and regulations, including federal, provincial and local government rules and regulations, which impact your business activities. For example, you state that further exploration activities require permits. Please discuss whether you have obtained such permits or, if not, the status of your application for the permits and the regulatory body responsible for granting the permits. We may have further comments. See Item 4.B.8 of Form 20-F.

11.   If material, inform us of your potential exposure to and the dollar amount of reserves established for exposure to environmental liabilities. We note that you may be unable to predict the ultimate cost of compliance or the extent of liability risks.

Keegan is Dependent on Key Personnel…, page 11

12.   If you do not carry key-man life insurance, disclose this. Also, disclose whether any of your key employees or consultants is not under contract. If there are material employment agreements, discuss them in necessary detail later in the document.

Information on the Company, page 12

History and Development of the Company, page 12

13.   Please disclose the name and address of your agent in the United States, if any. See Item 4.a.3 of Form 20-F.

Business Overview, page 15

14.   Discuss in necessary detail how you anticipate funding the various programs and plans you reference in your plan of operations and elsewhere. Disclose how long you can operate with the current funds on hand, and describe your anticipated funding sources. With regard to each agreement, specify in detail your financial obligation. We may have additional comments upon review of revised disclosure.

Mr. Daniel T. McCoy
Keegan Resources Inc.
November 16, 2006
page 4

Operating and Financial Review and Prospects, page 25

Liquidity and Capital Resources, page 28

15.   Tell us whether any of your private placements was conducted in the U.S. and, if
       so, the federal securities law exemption(s) upon which you relied.

16.   We note your discussion of liquidity and capital resources. Revise these
       disclosures to include the following as required by Item 5.B of Form 20-F:

       •   a description of any external sources of liquidity including any material
            unused sources of liquidity,

       •   a statement by the company that, in its opinion, working capital is sufficient
            for its present requirements, or if not, how you propose to provide the
            additional working capital needed,

       •   information on treasury policies and objectives and the manner in which
            treasury policies are controlled, and

       •   the currencies in which cash and cash equivalents are held.

Tabular Disclosure of Contractual Obligations, page 33

17.   Your statement that this disclosure is not necessary appears to conflict with your
       tabular presentation of contractual obligations presented on page 29. Please
       clarify your disclosures to eliminate this apparent inconsistency.

Critical Accounting Policies, page 33

18.   Though you provide a general description of management's use of judgments,
       estimates and assumptions, and indicate that you periodically evaluate your
       estimates and assumptions in light of historical results, you have not provided any
       specific disclosures of critical accounting estimates and assumptions that impact
       your reporting. Refer to FRR 501.14 for additional guidance.

Directors, Senior Management and Employees, page 34

19.   For each biographical sketch, provide dates of employment so that there is a clear
       and uninterrupted discussion for at least the past five years. For example, it is
       unclear when Daniel T. McCoy left Placer Dome and how long he served as its
       Senior Geologist.

20.   Disclose how much time each officer employed by more than one entity, such as
       Mr. Ricci, devotes to your business.

21.   We note that Mr. Robert McLeod helped assemble a "premier" portfolio of gold
        properties in Nevada. Provide objective support for characterizing the portfolio as
        premier. Without objective support, such statements should be deleted.

Major Shareholders and Related Party Transactions, page 40

22.   Please identify each party with which you had a related party transaction. In
        addition, please disclose whether any of the transactions was on terms at least as
        favorable to you as could have been obtained from unaffiliated third parties.

23.   Disclose any significant change in the percentage ownership held by major
        shareholders since inception. See Item 7.A.1.b of Form 20-F.

The Offer and Listing, page 42

24.   Provide all the information Items 9.A.4.-7. of Form 20-F require.

25.   Because the company is not an expert, it appears inappropriate to suggest that the
        tax disclosure represents its "opinion," as this is a term used to refer to the letters
        received by tax counsel. Please revise accordingly.

Note 12 – United States Generally Accepted Accounting Principles, page 83

26.   Please eliminate the non-GAAP subtotal included in the section labeled "cash
        provided by (used in) operations under U.S. GAAP" on page 85.

Consolidated Financial Statements (unaudited), page 87

Notice of No Auditor Review of Interim Financial Statements, page 88

27.   Please amend your filing to include the signatures of your officers attesting to this
        notice.

Engineering Comments

General

28.   To the extent that your web site contains disclosure about adjacent or other
        properties on which the company has no right to explore or mine, please include
        the following cautionary note along with that information:

                "This web site also contains information about adjacent properties on
                which we have no right to explore or mine. We advise U.S. investors that
                the SEC's mining guidelines strictly prohibit information of this type in
                documents filed with the SEC. U.S. investors are cautioned that mineral

> deposits on adjacent properties are not indicative of mineral deposits on our properties."

29.   Please expand your property disclosures to provide the information required by Industry Guide 7 (b). In particular, for each property, provide the following information:

- The location, means of access to the property, and transportation from the property.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment and other infrastructure facilities.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

You may refer to Industry Guide 7(b) paragraphs (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:

http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

30.   In addition to the foregoing, please also disclose the following information:

- Include a description of all interests in the properties, including the terms of all underlying agreements.

- Indicate whether the mining claims are State or Federal claims.

- Provide names, claim, or grant number, date of recording and expiration date, so the claims can be distinguished from other claims in the area.

- Disclose the conditions that must be met to retain your claims or leases

- Disclose the area of the claims, either in hectares or acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements to comply with the guidance in paragraph (b)(2) of Industry Guide 7.

Location, pages 18, 21, 23, and 25

31.   Insert a small-scale map showing the location and means of access to each property, as required by Instruction 1(a) to Item 4.D of Form 20-F. Note that SEC's EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if addition assistance is required, please call Filer Support at 202-942-8900.

We believe the guidance in Instruction 1(a) to Item 4.D of Form 20-F would generally require maps and drawings with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

History, page 19

32.   With the passage of National Instrument 43-101 into law in Canada, disclosure using non-SEC reserve definitions and resource estimates became permissible in SEC filings for Canadian incorporated companies under the accommodation noted in Instruction 3 to Paragraph (b)(5) of Industry Guide 7. However, all

mineral resource estimates that you wish to disclose under this provision must presently meet the standards of National Instrument 43-101; estimates that do not fully comply must be removed.

Resources disclosed should be reported as measured and indicated resources, separate from inferred resources, using separate tables and narratives and should only be reported as an "in place" tonnage and grade. Resources should not be disclosed as units of product, such as ounces of gold or pounds of copper.

<u>Recent Activities by Keegan, page 22</u>

33.   As a general checklist, when reporting the results of sampling and chemical analyses:

- Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

- Eliminate all disclosure of the highest values or grades of sample sets.

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from."

- Eliminate statements containing grade and/or sample-width ranges.

- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

- Generally, use tables to improve readability of sample and drilling data.

- Soil samples may be disclosed as a weighted average value over an area.

- Refrain from reporting single soil sample values.

- Convert all ppb quantities to ppm quantities for disclosure.

Please revise all disclosures about properties that appear in your filing as necessary to comply with this guidance.

<u>Closing Comments</u>

We remind you that the Form 20-F registration statement becomes effective automatically under the Exchange Act 60 days from the date of filing, and the Exchange Act reporting requirements become operative at that time.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donald Delaney at (202) 551-3863 or, in his absence, Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact George Schuler, Mining Engineer, at (202) 551-3718 if you have questions regarding comments on the engineering matters. Please contact Jason Wynn at (202) 551-3756 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

cc: D. Delaney
        K. Hiller
        G. Schuler
        J. Wynn
        T. Levenberg

        <u>via facsimile</u>
        Al Korelin
        (360) 326-1952